

October 29, 2013

Via E-mail

Kim D. Blickenstaff
President and Chief Executive Officer
Tandem Diabetes Care, Inc.
11045 Roselle Street
San Diego, CA 92121

> **Re: Tandem Diabetes Care, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 24, 2013**
> **File No. 333-191601**

Dear Mr. Blickenstaff:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies and Management Estimates and Assumptions

Stock Based Compensation, pages 60-65

1.   We note your October 24, 2013 response to comment 23 issued in our letter dated September 6, 2013. Please revise to disclose the reason for the significant differences between your estimated IPO price and the estimated fair value of your stock, similar to the information provided in your response. Your disclosure should indicate how you determined the scenario probability weighting for "early IPO," "late IPO," and "non-IPO" in the September 30, 2013 valuation, considering the progress with your offering. Please also discuss the significant differences in the methodologies and assumptions that were used to estimate the IPO price with the methodologies and assumptions used in the valuation at September 30, 2013.

<u>Exclusive Forum, page 119</u>

2.   We note your revised disclosure concerning forum selection. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via email): Ryan C. Wilkins, Esq. – Stradling Yocca Carlson & Rauth, P.C.